AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the period ended July 31, 2006 should be read in conjunction with the July 31, 2006 Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is September 28, 2006. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 88.25% equity interest in Cia Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole drilling program in 1990 indicate, for the oxide material from the open-pit, a historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver & Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V., the owners and operators of the mine.

In April 2006, Wardrop Engineering Inc. (“Wardrop”) completed the study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% and 78.9% respectively after 81 days.

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 has prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

The full report can be found on the Company’s website at www.avino.com.

In July 2006, the Company completed the previously announced acquisition of a further 39.25% equity interest in Cia Minera, in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. The Company now owns 88.25% of the total issued shares of Cia Minera, which owns 100% of the Avino Mine. The common shares issued by the Company have resale restrictions until October 31, 2006.

In June 2006, the Company announced that a drill program started at its former producing mine in Durango Mexico.

The initial program consists of 9 NQ diameter diamond drill core holes totaling 3200 metres. The holes will explore the down dip extension of silver, copper, gold ore shoots in the Avino Vein system, which were mined by the Company during the period 1976 to 2001.

The Company is currently mobilizing an IP geophysical team to run surveys over various showings and former producing mines in the mine area.

Following the current drill program, the Company intends to drill several other targets.

Olympic Property

The Olympic Property (the “Olympic Property”) consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

A drilling program was carried out on the Olympic Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole.

No further drilling on the Olympic Property has been completed.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

Minto Property

The Minto Property (the “Minto Property”) consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15. The Minto Property is owned 100% by the Company.

A mechanized trenching program was carried out on the Minto Property in June, 2005 to test the Minto North and Jumper zones, as recommended by C. Sampson, P. Eng. in 1988. Seven trenches were excavated totaling approximately 170 metres. Trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold. In particular, Minto Tr # 827 on the Minto north Zone averaged 14.76 g/t gold over 9.0 metres.

The trend of the mineralized shear zone exposed by Trench # 827 is north south. Trench # 827 had to be excavated at approximately 30˚ to this trend due to rugged terrain. This means the true width of the zone is approximately 4.5 metres.

In September 2006, the Company announced that a new drilling program had commenced on the Company’s Minto Property to follow up on the mechanized trenching program that was carried out on the Minto Property in June, 2005. The Company has planned approximately 300 metres of drilling.

Results of Operations

Three months ended July 31, 2006 compared with the three months ended July 31, 2005.

Operating and administrative expenses

Operating and administrative expenses totaled $316,005 for the quarter ended July 31, 2006 compared with $143,625 for quarter ended July 31, 2005, an increase of $172,380. In the current period there was a stock-based compensation expense of $53,990 charged to operations compared to $nil in the comparative period. Other items that primarily contributed to the increase in loss was increases of $55,400 in general exploration, $9,000 in management fees, $4,828 in regulatory and compliance fees and $58,394 in shareholder and investor relations costs. Since the expenditures regarding Cia Minera prior to the recent acquisition were no longer considered due diligence costs that are stated separately from operating and administrative expenses, those costs were classified as general exploration and the amount charged to operation. There were no such expenses recorded for the quarter ended July 31, 2005. Regulatory and compliance fees were higher due to the filing fees associated with the $10 million private placement. Shareholder and investor relations expenses were higher due to increased promotional efforts and investor relations service agreements that did not exist in the quarter ended July 31, 2005. Management fees were higher due to an increase in compensation to the President of the Company. Offsetting these increases were decreases of $4,673 in office and miscellaneous and $5,602 in salaries and benefits. These costs were lower due to the Company having to pay a lesser percentage of administration costs associated with their cost sharing agreement with Oniva.

Loss for the period

The loss for the quarter ended July 31, 2006 was $193,510 compared with a loss of $224,274 for the quarter ended July 31, a decrease of $30,764. Higher operating and administrative expenses in the recent quarter as discussed above were more than offset by other income and expenses. Because of the higher cash balance in the current quarter, interest revenue is $111,565 higher than the quarter ended July 31, 2005. Whereas it was noted above that expenditures concerning Cia Minera for operations were expensed as an operating item just prior to the recent acquisition, the expenditures in the quarter ended July 31, 2005 were classified as an other expense item and the amount for this period was $91,900 compared to $nil in the current quarter.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

Six months ended July 31, 2006 compared with the six months ended July 31, 2005.

Operating and administrative expenses

General and administrative expenses totaled $2,935,106 for the six month period ended July 31, 2006 compared with $754,180 for the six month period ended July 31, 2006, an increase of $2,180,926. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees. The amount charged to operations in current six month period was $2,417,326 compared to $486,100 in the comparative period, a difference of $1,931,226. The remaining increase of $249,700 is due to increases in general exploration of $98,319, management fees of $9,000, regulatory and compliance fees of $51,690, shareholder and investor relations of $108,355 and travel and entertainment of $4,330. The reasons for these changes are the same as those discussed for the three month period above. The only significant reduction in operating and administrative expenses was reductions to office and miscellaneous of $14,928 and to salaries and benefits of $7,122 in the current period.

Loss for the period

Loss for the six months ended July 31, 2006 was $2,616,134 compared with a loss of $906,232 for the six months ended July 31, 2005, an increase of 1,709,902. The loss from operations in the current six month period as discussed above was actually higher than the difference in loss for the period. This was due to several other income items which reduced the overall loss. The current period had an increase of $175,912 in interest revenue and a cost recovery of $133,919. As well, the due diligence costs concerning Cia Minera in the six month period ended July 31, 2005 was $172,467 compared to $nil in the current period.

Summary of Quarterly Results

	2006	2006	2006	2005	2005	2005	2005	2004
Period ended	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3
Loss for the period	$(193,510)	$(2,422,624)	$(1,198,418)	$(265,074)	$(224,274)	$(681,958)	$(218,801)	$(189,442)
Loss per share	(0.01)	(0.17)	(0.11)	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)
Total assets	21,229,527	13,127,233	3,957,892	2,815,603	2,826,958	3,081,915	3,219,431	3,336,978

The losses have trended higher as a result of direct due diligence costs pertaining to the Cia Minera buy-out feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis. As well there has been an increase in expenses attributable to a higher level of corporate activity and shareholder awareness and investor relations services agreements. Stock-based compensation most notably impacts Q1-April 30, 2006 ($2,363,336) followed by Q1-April 30, 2005 ($486,100), Q4-January 31, 2006 ($289,606) and to a lesser degree it effects Q2-July 31, 2006 ($53,990), Q3-October 31, 2005 ($53,400), Q4-January 31, 2005 ($20,384) and Q1-April 30, 2004 ($30,578). When stock-based compensation is excluded from the loss calculation, there is a clearer trend of losses gradually increasing. The loss for Q4-January 31, 2006 takes a dramatic increase from the prior seven quarterly periods due to other expense items not experienced in the other quarters such as write-downs of marketable securities and a mineral property and the recording of the Company’s equity loss in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

From the point where total assets were significantly increased due to private placement financing prior to Q2-July 31, 2004, the total assets have trended downward because cash required to run operations has exceeded the proceeds gained since the last private placement. That was only the case however until Q4-Janaury 31, 2006 whereby proceeds were raised through the exercising of stock options and warrants which were greater than the quarterly expenditures and the upward trend continuing in Q1-April 30, 2006 due to a $10,000 000 private placement. The most recent quarter experienced another significant jump in total assets due to the further acquisition of 39.25% of Cia Minera, whereby giving the Company 88.25% ownership and the need to record the value of Cia Minera using the purchase method.

Liquidity and Capital Resources

The Company has cash of $12,015,686 and working capital of $10,841,221 as at July 31, 2006. The Company expended $6,546 in the six month period ended July 31, 2006 on geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties. New equity raised by the exercising of 425,700 stock options was $542,796 and by the exercising of 1,250 warrants was $3,125. The Company also closed a private placement offering 5,000,000 units which raised net proceeds of $9,220,205. Stock options have continued to be exercised subsequent to the period ended July 31, 2006.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the six months ended July 31, 2006, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$58,882 for administrative services and expenses to Oniva International Services Corp (“Oniva”), a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;.

ii)	$39,000 to a private company controlled by the President for management fees;

iii)	$15,000 to a private company controlled by a Director of a related company for consulting fees;

The balance due from a related company of $83,000 is due from ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company that is a 100% owned subsidiary of Oniva. The Company has also paid an exploration advance of $39,000 for future drilling services.

Amounts due to related parties consist of $3,146 due to a public company with common directors, $15,183 due to a private company controlled by a Director and $23,247 due to Oniva.

As of July 31, 2006 an allowance in the amount of $130,177 has been accrued in respect of advances made to Oniva in prior years. During the period, an amount of $133,919 had been recovered.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the quarter, $24,000 was paid to the President for his services as director and officer of the Company and $2,491 was paid to the Secretary for her services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

At July 31, 2006 there were 20,553,727 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.20	October 21, 2008	64,800
$1.35	April 5, 2010	270,000
$1.35	September 26, 2010	52,500
$2.72	March 15, 2011	120,000
$3.99	April 26, 2011	1,000,000
		1,507,300

The following is an analysis of outstanding warrants:

Exercise Price	Expiry Date	Number of Underlying Shares
$2.50	March 20, 2008	2,498,750
		2,498,750

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The Company entered into an agreement in March 2006 with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company will pay National Media the sum of US$6,000 per month plus expenses for a term of one year, provided that the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JULY 31, 2006

Subsequent Events

Subsequent to the period end, the Company has had 21,000 stock options exercised for total proceeds of $25,650.

Subsequent to July 31, 2006 the Company renewed a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.